LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@attglobal.net

August 3, 2006

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	Deja Foods, Inc. File Number 333-124016 Registration Statement on Form SB-2 Amendment Number 6
Attn:	John Zitko Division of Corporation Finance

Dear Mr. Zitko:

        In response to the Staff's comment letter to us dated July 28, 2006, we are filing herewith Amendment Number 6 to the Registration Statement on Form SB-2 of Deja Foods, Inc. (the "Company"). We will respond to the Staff's comments using the same paragraph numbers as contained in the Staff's comment letter to us.

        1.     We have added the additional disclosures on F-33 and we have also revised the MD&A to add additional disclosures on page 19.

        Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,
/s/ GARY A. AGRON
Gary A. Agron

GAA/jp
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